UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SUNCAR TECHNOLOGY GROUP INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

G85727108

(CUSIP Number)

Andrew Hin Yeung Lo

Suite 2202A, South Island Place

8 Wong Chuk Hang Road

Hong Kong, China

(852) 3556-0101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 26, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G85727108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS KMBP Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,832,142 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,832,142 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,832,142 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount consists of Class A Ordinary Shares of SunCar Technology Group Inc., an exempted company incorporated in the Cayman Islands (the “Issuer”), directly held by KMBP Holdings Limited (“KMBP”). The voting power and investment power of KMBP is exercised in accordance with the direction of its board of directors. The directors of KMBP on the date hereof are Mark Qiu, Yu Chun Yin and Bai Wei. In accordance with the rule of three, no single director has the power by himself to vote or dispose of the shares of the Issuer and, as a result, none of the directors are deemed to have beneficial ownership of the Issuer’s shares held by KMBP.
(2)	The percentage ownership calculation is based on 88,105,058 issued and outstanding Ordinary Shares reported by the Issuer as of October 30, 2023. See Item 3.

CUSIP No. G85727108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS China Harvest Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G85727108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS China Harvest Co-Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G85727108	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS China Renaissance Capital Investment II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G85727108	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS China Renaissance Capital Investment II GP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements certain information in the Schedule 13D filed with the SEC on May 30, 2023 (the “Original 13D”) as amended by Amendment No. 1 filed with the SEC on November 8, 2023 (the “Amendment No. 1” and, together with this Amendment No. 2, the “Schedule 13D”) by KMBP Holdings Limited (“KMBP”), China Harvest Fund II, L.P. (“CHFII”), China Harvest Co-Investors II, L.P. (“CHFII Co-Investors”), China Renaissance Capital Investment II, L.P. (“CHFII GP”), and China Renaissance Capital Investment II GP (“CHFII GPGP”).

Except as set forth below, all Items of the Original 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Original 13D.

Item 2.  Identity and Background

Item 2 of the Original 13D is hereby amended as follows:

(a) This Statement is being filed by KMBP (the “Reporting Person”). KMBP is the direct owner of 20,832,142 shares of the Issuer.

(b) — (c), (f) KMBP, a British Virgin Islands exempted limited liability company, is a special purpose vehicle formed by CHFII and CHFII Co-Investors for the purpose of an investment in Auto Services in December 2012.

Until January 26, 2024, KMBP was 97.44% owned by CHFII and 2.56% owned by CHFII Co-Investors. CHFII GP, a Cayman Islands exempted limited partnership, was the general partner of each of CHFII and CHFII Co-Investors. CHFII GPGP, a Cayman Islands exempted company, was the general partner of CHFII GP.

On January 26, 2024, each of CHFII and CHFII Co-Investors completed a pro rata distribution in kind of their interest in KMBP to their respective partners for no consideration (the “Distribution-In-Kind”). As a result of the Distribution-In-Kind, CHFII and CHFII Co-Investors ceased to be KMBP’s shareholders. As of the date of this filing, the only remaining Reporting Person is KMBP. Following the Distribution-In-Kind, KMBP continued to own directly 20,832,142 shares of the Issuer.

The directors and executive officers of KMBP are set forth on Schedule I attached hereto.  Schedule I sets forth the following information with respect to each such person:

(i)           name;

(ii)          business address;

(iii)         present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)         citizenship.

(d) — (e) During the last five years, neither the Reporting Person nor any Person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended as follows:

On January 26, 2024, CHFII and CHFII Co-Investors completed the Distribution-In-Kind. No consideration was payable by KMBP’s shareholders in the Distribution-In-Kind.

Item 4.  Purpose of the Transaction

Item 4 of the Original 13D is hereby amended by adding the following immediately after the last paragraph in Item 4:

“On January 26, 2024, CHFII and CHFII Co-Investors completed the Distribution-In-Kind of their interest in KMBP to their respective partners. Depending on market conditions and other factors, KMBP may seek to divest a portion of the shares of the Issuer by way of an underwritten offering or one or more block trades. Any such divestments would be intended to allow KMPB to engage in an orderly divestment of the Class A Ordinary Shares in the Issuer and to increase the free float and liquidity of the market for the Class A Ordinary Shares. ”

Item 5.  Interest in Securities of the Issuer

Items (a), (b), (c) and (d) of Item 5 of the Original 13D are hereby amended as follows:

(a) — (b) The following disclosure is based upon 88,105,058 Ordinary Shares outstanding as set forth in the Issuer’s prospectus filed with the SEC on October 27, 2023 and Form 6-K filed with the SEC on October 30, 2023. Such amount is subject to the assumptions therein set forth.

As of the date of this filing, KMBP holds 20,832,142 Class A Ordinary Shares, constituting approximately 23.6% of the Ordinary Shares issued and outstanding as of October 30, 2023.

On January 26, 2024, CHFII and CHFII Co-Investors completed the Distribution-In-Kind. As a result of the Distribution-In-Kind, (a) CHFII and CHFII Co-Investors ceased to be KMBP’s shareholders and (b) CHFII GP and CHFII GPGP ceased to be KMBP’s beneficial owners.

KMBP exercises its investment and voting power through its board of directors comprised of Mark Qiu, Yu Chun Yin and Bai Wei, each of whom disclaims beneficial ownership of the Class A Ordinary Shares held by KMBP. In accordance with the rule of three, no singe director has the power by himself to vote or dispose of the shares of the Issuer and, as a result, none of the directors are deemed to have beneficial ownership of the Issuer’s shares held by KMBP.

(c) On January 26, 2024, following the Distribution-In-Kind, each of CHFII, CHFII Co-Investors, CHFII GP and CHFII GPGP ceased to be a beneficial owner of the Class A Ordinary Shares.

(d) The shareholders of KMBP have the right to receive dividends on, or the proceeds from the sale of, the Class A Ordinary Shares held by KMBP upon distribution by KMBP. Coller Partners 715 LP Incorporated, a Guernsey limited partnership, and PB China Harvest II Feeder, L.P. a Cayman Islands exempted limited partnership, each has the right to receive dividends or sale proceeds from more than 5% of the Class A Ordinary Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended by adding the following immediately after the last paragraph under the heading “Registration Rights”:

“KMBP holds registration rights in connection with the Class A Ordinary Shares in the Issuer. Pursuant to the Lock-up Agreement between KMBP and FT Global Capital, Inc., acting as the placement agent in connection with a public offering of the Issuer’s shares (the “Lock-up Agreement”), the term of the Lock-up Agreement ended on January 24, 2024. Following the expiration of the Lock-up Agreement’s term, KMBP requested the Issuer to file a registration statement under the Securities Act with the SEC covering all of the Class A Ordinary Shares held by KMBP. This filing does not constitute an offer of any securities for sale; any offer of securities will only be made pursuant to an effective registration statement and a final prospectus filed with the SEC or an applicable exemption from registration.

Assuming such Registration Statement is filed as requested by KMBP, following the effectiveness of the Registration Statement, depending on market conditions and other factors, KMBP may seek to divest a portion of the holdings in the Issuer by way of an underwritten offering or by way of one or more block trades. Any such divestment would be intended to allow KMPB to engage in an orderly divestment of the Class A Ordinary Shares in the Issuer and to increase the free float and liquidity of the market for the Class A Ordinary Shares. Any proceeds from the divestment of the Class A Ordinary Shares will be distributed to KMBP’s shareholders as dividends. Following the initial divestment, KMBP may engage in additional sell-downs or distributions in kind of the Class A Ordinary Shares to its shareholders.”

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of KMBP Holdings Limited are set forth below. Unless otherwise noted, each of these persons is a Chinese citizen and has a business address of Suite 2202A, South Island Place, 8 Wong Chuk Hang Road, Hong Kong, China.

Name	Position with Reporting Person	Principal Occupation

Mark Qiu	Director	Director China Renaissance Capital Investment Inc. Director China Renaissance Capital Investment Limited

Yu Chun Yin	Director	Legal Counsel China Renaissance Capital Investment Limited

Bai Wei	Director	Managing Director China Renaissance Capital Investment Inc. Chairman Castle Run Capital Limited

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2024
KMBP Holdings Limited

	By:	/s/ Mark Qiu
Name: Mark Qiu
Title: Director